FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month  of  February 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                          Form 40-F          X

                             ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                   No          X
                              ------------------         ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report:


No.
1.         Cedara  Software Announces Strong Revenue and Earnings for Second
           Quarter

                                    CEDARA


FOR IMMEDIATE RELEASE:

Contact:                                                            News Release
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
brian.pedlar@cedara.com


Attention: Business/Financial Editors:

                           Cedara Software Announces
                Strong Revenue and Earnings for Second Quarter



     o Reflects strong organic growth in Cedara's core OEM business from medical imaging manufacturers and solution providers

     o Includes for the first time results of direct sales to hospitals and imaging centres from Cedara's recent acquisition, eMed Technologies


TORONTO, February 8, 2005 - CEDARA SOFTWARE CORP. (TSX:CDE/NASDAQ:CDSW), a leading independent provider of medical imaging technologies for the global healthcare market, today announced strong financial results for the 2005 fiscal year second quarter ended December 31, 2004.

Cedara's revenues from continuing operations for the quarter were $23.0 million, up 89% from the $12.1 million in the same quarter of the previous year. This quarter is the first to include the impact of Cedara's recent acquisition of eMed Technologies which closed October 8, 2004. Accompanying the positive impact of eMed's operating results was organic growth of 28% in Cedara's revenue, compared to the same quarter last year.

Net income for the quarter was $4.9 million, up 27% compared to a net income of $3.9 million in the previous year. This included approximately $1.1 million of eMed acquisition related charges. Diluted earnings per share were $0.15, compared to $0.14 in the previous year.

For the six months ended December 31, 2004, revenues were $35.3 million, up 59% from the $22.3 million in the previous year. Net income for the six months was $8.1 million, compared to $5.6 million in the previous year. Diluted earnings per share of $0.24 were up from $0.20 in the previous year.

The strong growth in revenue for the quarter included a 75% increase in software license revenue to $12.5 million. Sales of solutions and workstations (which includes bundled software and hardware) reached $5.3 million. Support services revenue increased 42% to $3.0 million, while engineering services revenue declined slightly to $2.2 million. The change in revenue mix, which has helped diversify Cedara's business model, delivered a strong gross margin of $16.3 million or 71% of revenue for the quarter.

Operating expenses in the second quarter increased by $6.0 million, or 114%, to $11.3 million. This resulted from including eMed's operating expenses in the current quarter, the impact of acquisition related charges and increased spending on sales and marketing activities. Prior year operating expenses also included a one-time gain of $1.2 million from settlement of outstanding loans to the former CEO. For the six months ended December 31, 2004, operating expenses were $18.2 million, an increase of $7.1 million or 64%.

"I am extremely pleased to report another quarter of strong revenue growth and profits," said Abe Schwartz, Cedara's President and Chief Executive Officer. "The combined increase in revenues and profits this quarter is validation of Cedara's dual strategy of selling to OEMs as well as hospitals and imaging centres directly."

On January 18, 2005, Cedara announced that it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval.


For further information, please contact:
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.,
(905) 672-2100, Extension 2015
brian.pedlar@cedara.com


Conference Call Information

The Cedara Software Corp. second quarter fiscal 2005 conference call and web cast to discuss results and corporate strategy is scheduled for 11:00 am EST on Wednesday, February 9, 2005. The conference call can be accessed via audio web cast by visiting:

         http://www.cedara.com/investors/teleconference_webcast.htm .

Participants in the conference call are asked to dial 416-405-9328 or 1-800-387-6216, five to ten minutes prior to the February 9, 2005, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight March 9, 2005. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3132861#.

About Cedara Software Corp

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centres. Cedara is unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the acquisition of eMed and relating to the proposed merger with Merge eFilm are forward looking statements. The assumptions, uncertainties and risks upon which these forward looking statements are based include, but are not limited to: dependence on key personnel of the Company, dependence on major customers and individual contracts, fluctuations in quarterly financial results, competitive pressures (including price competition), rapid technological change, exchange rate fluctuations, risks associated with international operations, dependence on intellectual property rights, regulatory clearances and approvals for new products, risks relating to product defects and product liability, adverse consequences of financial leverage, ability to service debt, continued acceptance of the Company's products, regulatory changes to the health care industry, seasonality, economic and political conditions, risks relating to the acquisition of eMed and risks relating to the proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and the Company's original employees, successfully leveraging Merge eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Three pages of consolidated financial statements follow:

CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------------
                                                                 December 31, 2004       June 30, 2004
----------------------------------------------------------------------------------------------------------------
                                                                      (Unaudited)

Assets
Current assets:
       Cash and cash equivalents                                 $        34,213         $      40,510
       Short-term investments                                                  -                10,902
       Accounts receivable                                                19,471                 7,449
       Inventory                                                           1,613                   268
       Prepaid expenses and other assets                                   1,962                   881
       ---------------------------------------------------------------------------------------------------------
                                                                          57,259                60,010

Capital assets                                                             2,373                 2,201
Long-term investment                                                       1,026                   510
Intangible assets                                                         12,299                   373
Goodwill                                                                  33,288                 9,053
----------------------------------------------------------------------------------------------------------------
                                                                 $       106,245         $      72,147
----------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
       Bank indebtedness                                         $        17,670         $          -
       Accounts payable and accrued liabilities                            9,218                4,207
       Deferred revenue                                                    5,726                  861
       Current liabilities of discontinued operations                          -                  986
       ---------------------------------------------------------------------------------------------------------
                                                                          32,614                6,054

Long-term liability                                                          234                    -
Non-current portion of provision for loss on sublease                         17                   44

Shareholders' equity :
       Capital stock                                                     162,912              161,536
       Contributed surplus                                                   632                  388
       Deficit                                                           (87,758)             (95,875)
       Cumulative translation adjustment                                  (2,406)                   -
       ---------------------------------------------------------------------------------------------------------
                                                                          73,380               66,049

----------------------------------------------------------------------------------------------------------------
                                                                 $       106,245         $     72,147
----------------------------------------------------------------------------------------------------------------

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

---------------------------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended            Six Months Ended
                                                                        December 31                   December 31
                                                                   ---------- ------------------------------------------
                                                                     2004         2003           2004          2003
----------------------------------------------------------------------------- ---------------------------------------------

Revenue                                                          $  22,973    $  12,148      $   35,314     $  22,251

Direct costs                                                         6,682        2,607           9,086         4,971
---------------------------------------------------------------------------------------------------------------------------

Gross margin                                                        16,291        9,541          26,228        17,280

Expenses:
     Research and development                                        2,907        2,104           4,825         4,414
     Sales and marketing                                             3,587        1,397           5,275         2,412
     General and administration                                      2,986        1,731           4,899         3,285
     Severance costs (recovery)                                        336         (205)            415          (184)
     Other charges (income)                                            493         (217)          1,562           218
     Amortization of intangible assets                                 588           46             601           102
     Depreciation and amortization                                     354          404             657           853
     ----------------------------------------------------------------------------------------------------------------------
                                                                    11,251        5,260          18,234        11,100

---------------------------------------------------------------------------------------------------------------------------

Income before interest expense                                       5,040        4,281           7,994         6,180

Interest income (expense), net                                        (147)        (336)             88          (602)

---------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                    4,893        3,945           8,082         5,578

Income (loss) from discontinued operations                              35          (53)             35             -
---------------------------------------------------------------------------------------------------------------------------

Net income                                                       $   4,928    $   3,892      $    8,117     $   5,578
-------------------------------------------------------------------------------------------- ------------------------------

Earnings per share from continuing operations:
       Basic                                                     $    0.16    $    0.16      $     0.26     $    0.23
       Diluted                                                   $    0.15    $    0.14      $     0.24     $    0.20

Earnings per share:
       Basic                                                     $    0.16    $    0.16      $     0.26     $    0.23
       Diluted                                                   $    0.15    $    0.14      $     0.24     $    0.20
---------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding:
     Basic                                                 31,503,201   24,168,495   31,440,646    27,071,507
     Diluted                                               33,370,845   27,762,206   33,282,965    27,548,191

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended            Six Months Ended
                                                                        December 31                  December 31
                                                                     2004         2003           2004          2003
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
      Net income from continuing operations                      $   4,893    $   3,945      $   8,082      $   5,578
      Items not involving cash:
        Depreciation and amortization                                1,081          450          1,397            955
        Stock-based compensation expense                                193          18            244             36
        Other                                                          (45)         318            551            369
--------------------------------------------------------------------------------------------------------------------------
                                                                     6,122        4,731         10,274          6,938
--------------------------------------------------------------------------------------------------------------------------

Change in non-cash operating working capital:
        Accounts receivable                                         (4,723)      (1,130)       (10,649)        (3,900)
        Inventory                                                      (26)          95            (83)            88
        Prepaid expenses and other assets                             (220)        (670)          (263)          (360)
        Accounts payable and accrued liabilities                        94       (1,214)           626         (2,335)
        Deferred revenue                                             1,293         (643)         1,477            137
--------------------------------------------------------------------------------------------------------------------------
                                                                    (3,582)      (3,562)        (8,892)        (6,370)
--------------------------------------------------------------------------------------------------------------------------
                                                                     2,540        1,169          1,382            568

Investing activities:
      Decrease in short-term investments                            10,962            -         10,902              -
      Acquisition of eMed, net of cash acquired                    (35,730)           -        (36,502)             -
      Proceeds from sale of investments in shares                      273            -            273              -
      Additions to intangible assets                                   (10)         (20)           (20)           (54)
      Additions to capital assets                                     (432)        (201)          (502)          (431)
      --------------------------------------------------------------------------------------------------------------------
                                                                   (24,937)        (221)       (25,849)          (485)
Financing activities:
      Increase in long-term liability                                   (5)           -             (5)             -
      Issue of shares                                                1,304          849          1,376            849
      Increase (decrease) in bank indebtedness                      18,420       (1,778)        18,420           (549)
      --------------------------------------------------------------------------------------------------------------------
                                                                    19,719         (929)        19,791            300

Effect on exchange rate changes on cash and cash equivalents
                                                                    (1,506)           -         (1,586)             -
--------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing                 (4,184)          19         (6,262)           383
   operations
Change in cash and cash equivalents from discontinued
   operations                                                          (35)         (19)           (35)          (383)

Cash and cash equivalents, beginning of period                      38,432            -         40,510              -
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $  34,213    $       -      $  34,213      $       -
--------------------------------------------------------------------------------------------------------------------------

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


February 9, 2005


                                                     CEDARA SOFTWARE CORP.


                                                     By: /s/ Brian Pedlar
                                                        ------------------------
                                                     Brian Pedlar
                                                     Chief Financial Officer